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Form U-3A-2

SECURITIES AND EXCHANGE COMMISSION
Washington, DC

File Number 1-8946

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER
RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935

To Be Filed Annually Prior to March 1

CILCORP Inc.
(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.
CILCORP Inc. (the "Company")—Organized as a holding company.

  (Incorporated in Illinois. Located in Peoria, Illinois.) Subsidiary of The AES Corporation. The Company has the following active subsidiaries:
  Central Illinois Light Company ("CILCO")—Organized as a public utility to generate, transmit, distribute and sell electric energy and to purchase, distribute, transport and sell natural gas. (Incorporated in Illinois. Located in Peoria, Illinois). CILCO has three subsidiaries, all of which are Illinois corporations and located in Peoria, Illinois. The first of these, CILCO Exploration and Development Company, was organized to engage with others in joint ventures for the exploration and development of new or additional sources or supplies of natural gas or supplemental gas. The second, CILCO Energy Corporation, was organized to engage with others in a joint venture for research and development of new sources of energy, including conversion of coal and other minerals into gas. The third, Central Illinois Generation Inc., was organized to own and operate CILCO's power generation assets after the Illinois Commerce Commission approves CILCO's restructuring filing.

  CILCORP Investment Management Inc. ("CIM")—Organized to administer the Company's investment policy and to manage its investment portfolio. (Incorporated in Illinois. Located in Peoria, Illinois.) Through its wholly-owned subsidiary CIM Energy Investments Inc. (Incorporated in Illinois. Located in Peoria, Illinois), CIM has a limited partnership interest in the Energy Investors Fund, L.P. ("Fund"). The Fund invests in non-regulated, non-utility facilities for the production of electricity or thermal energy. CIM holds a limited partnership interest in Illinois Equity Fund 1992 Limited Partnership, Illinois Equity Fund 1994 Limited Partnership, Illinois Equity Fund 1996 Limited Partnership and Illinois Equity Fund 1998 Limited Partnership, which invest in affordable housing projects in Illinois. CIM also holds a limited partnership interest in House Investments—Midwest Corporate Tax Credit Fund, L.P., House Investments—Midwest Corporate Tax Credit Fund II, L.P. and Banc One Tax Credit Fund III, L. P., which invest in affordable housing projects. CIM owns 100% of the capital stock of the following corporations: CIM Leasing Inc., (Incorporated in Delaware. Located in Peoria, Illinois) which holds a leveraged lease investment in passenger railcars and a limited partnership interest in SunAmerica Affordable Housing Partners 51 which invests in affordable housing projects; CIM Air Leasing Inc., (Incorporated in Delaware. Located in Peoria, Illinois) which holds a partnership interest in a leveraged lease investment in a commercial aircraft and CILCORP Lease Management Inc. ("CLM"), (Incorporated in Delaware. Located in Peoria, Illinois). CLM was organized to enter into leveraged lease transactions. CLM directly holds one leveraged lease investment in an electric generating unit located in Arizona. CLM has the following wholly-owned subsidiaries with leveraged lease investments as indicated: CLM Inc., IV (Incorporated in Delaware. Located in Peoria, Illinois)—an office building in California; CLM X, Inc. (Incorporated in Delaware. Located in Peoria, Illinois), which has two wholly-owned subsidiaries: CLM XI, Inc. and CLM Inc., VI (Both incorporated in Delaware. Located in Peoria, Illinois)—which hold interests in an office building in Delaware and a waste-to-energy electric generating facility; and CLM Inc., VII and CLM Inc., VIII (both of which are Delaware corporations and located in Peoria, Illinois)—24 wholesale club buildings in eight states.

  CILCORP Ventures Inc. ("CVI")—Organized to pursue investment opportunities in new ventures and to expand existing ventures. (Incorporated in Illinois. Located in Peoria, Illinois.) CVI has one wholly- owned subsidiary: CILCORP Energy Services Inc. (Incorporated in Illinois. Located in Peoria, Illinois) which was formed to promote energy-related products and services in non-regulated markets.

  QST Enterprises Inc. ("QST")—Organized primarily to provide energy and related products and services in non-regulated retail and wholesale energy markets. (Incorporated in Illinois. Located in Peoria, Illinois.) QST conducts its business activities through the following direct or indirect wholly-owned subsidiaries. CILCORP Infraservices Inc. (Incorporated in Illinois. Located in Peoria, Illinois) provides utility operation and maintenance services; and ESE Land Corporation (Incorporated in Illinois. Located in Peoria, Illinois), through special purpose subsidiaries or directly, maintains interests in environmentally distressed parcels of real estate acquired for resale. ESE Land Corporation is a member in California/Nevada Developments, LLC, and Green Park Ventures, LLC, formerly Future Developments, LLC, (Both organized in Delaware. Both located in Seal Beach, California). ESE Land Corporation has one active wholly-owned subsidiary, Savannah Resources Corp. (Incorporated in California. Located in Peoria, Illinois) which is a member of McCadden Development, LLC (Organized in Delaware. Located in Seal Beach, California). ESE Land Corporation has one inactive wholly-owned subsidiary, ESE Placentia Development Corporation (Incorporated in Illinois.) QST has one inactive direct subsidiary: QST Energy Inc. ("QST Energy") (Incorporated in Illinois. Located in Peoria, Illinois.) which provided energy and related products and services to retail energy customers. QST Energy has one inactive subsidiary: QST Energy Trading Inc. (Incorporated in Illinois. Located in Peoria, Illinois), which purchased energy at wholesale from regulated utilities, power marketers, municipalities or other suppliers for sale to either QST Energy or to non-affiliated wholesale customers such as other marketers and regulated public utilities.

2.
CILCORP Inc. is a holding company and has no properties used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas. Its only public utility subsidiary, CILCO, organized in 1913, is engaged in the generation, transmission, distribution and sale of electric energy in an area of approximately 3,700 square miles in central and east-central Illinois, and the purchase, distribution, transportation and sale of natural gas in an area of approximately 4,500 square miles in central and east-central Illinois. CILCO renders electric service to retail customers in 136 communities in Illinois. CILCO renders gas service to customers in 128 communities in Illinois.

Electric Operations:

  At December 31, 2001, CILCO owned and operated two steam-electric generating plants, two combustion turbine-generators, 16 diesel fuel power modules and a gas-fired cogeneration plant, all of which are located in the State of Illinois. These facilities had an available summer capability of

  1,172,000 kilowatts in 2001. The two major generating facilities of CILCO (representing 94% of CILCO's available summer capability projected for 2002), all of which are fueled with coal are as follows:

Station & Unit	Available Capability (Summer) Actual 2001
Duck Creek Unit 1	366,000
E. D. Edwards—
Unit 1	117,000
Unit 2	262,000
Unit 3	361,000

  CILCO's transmission system (all of which is located in the State of Illinois and none of which delivers or receives electric energy at the state border) includes approximately 285 circuit miles operating at 138,000 volts and 48 circuit miles operating at 345,000 volts. The system also includes approximately 18 principal substations with an installed capacity of approximately 3,724,000 kilovolt-amperes. CILCO's electric distribution systems (all of which are located in the State of Illinois) include approximately 6,516 circuit miles of overhead lines and 1,933 miles of underground distribution cables. The distribution systems also include approximately 108 substations with an installed capacity of 1,766,000 kilovolt-amperes.

Natural Gas Operations:

  CILCO's gas systems aggregate approximately 3,632 miles of transmission and distribution mains (all of which are located in the State of Illinois and none of which delivers or receives gas at the state border). CILCO has an underground gas storage facility located near Glasford, Illinois which has a present recoverable capacity of approximately 4,500,000 Mcf with daily withdrawal capacity of up to approximately 120,000 Mcf, depending on field pressure. An additional storage field near Lincoln, Illinois has a present recoverable capacity of approximately 5,200,000 Mcf with a daily withdrawal capacity of up to approximately 65,000 Mcf, depending on field pressure.

3.
The following information provides electric and gas data for CILCO for the year ended December 31, 2001:
a.	Number of Kwh of electric energy sold:
	Retail	8,171,274,131
	Wholesale	716,347,000
	Number of Mcf of natural or manufactured gas distributed:
	Retail	28,682,408
	Transported Gas	20,252,749
b.	Number of Kwh of electric energy distributed at retail outside of Illinois:
	3,033,941 Kwh	(Missouri)
	Number of Mcf of natural or manufactured gas distributed at retail outside of Illinois:
	None

c.	Number of Kwh of electric energy sold at wholesale outside Illinois, or at the state line:
34,062,000 Kwh (Kansas, Oklahoma, Minnesota and Wisconsin)
Number of Mcf of natural or manufactured gas sold at wholesale outside Illinois, or at the state line:
None
d.	Number of Kwh of electric energy purchased outside of Illinois, or at the state line:
34,742,000 of Kwh (Iowa, Kansas, Wisconsin, Minnesota and Ohio)
Number of Mcf of natural or manufactured gas purchased outside of Illinois, or at the state line:
36,904,000 Mcf (Kansas, Louisiana, Michigan, Oklahoma, and Texas)
4.
The Company does not hold any interest in an exempt wholesale generator or foreign utility company.

        Exhibit A. Consolidating statement of income and surplus of the claimant and its subsidiary companies for the year ended December 31, 2001 and a consolidating balance sheet of claimant and its subsidiary companies as of December 31, 2001.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2002.

CILCORP Inc.
		By:	/s/ R. J. SPROWLS Vice-President
Attest:	/s/ CRAIG W. STENSLAND Secretary

        All notices and correspondence concerning this statement should be addressed to:

Craig W. Stensland CILCORP Inc. 300 Liberty Street Peoria, IL 61602

Exhibit A

CILCORP INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2001
(Thousands of Dollars)

	CIM Consol.	CVI Consol.	QST Consol.	CILCORP	Consol. Adjust.	Total Nonutil	CILCO Consol.	Consol. Adjust.	CILCORP Consol.
Current Assets	171	10,688	3,559	24,556	(14,422)	24,552	178,077	(21,916)	180,713
Investment in CILCO				339,902		339,902		(339,902)	0
Investment in CIM				27,749	(27,749)	0			0
Investment in CVI				1,291	(1,291)	0			0
Investment in QST				15,178	(15,178)	0			0
Investments & Other Property	145,920	339	5,477	(2,000)		149,736	5,053		154,789
Property, Plant and Equipment		24		25,272		25,296	832,691		857,987
Other Assets	101			625,428	(9,000)	616,529	25,892	(24,212)	618,209
Total Assets	146,192	11,051	9,036	1,057,376	(67,640)	1,156,015	1,041,713	(386,030)	1,811,698
Current Liabilities	2,184	9,920	(7,252)	41,257	(14,423)	31,686	181,826	(21,916)	191,596
Long-Term Debt	9,000			475,000	(9,000)	475,000	242,730		717,730
Deferred Credits	107,260	(156)	1,110	26,003		134,217	236,135	(24,212)	346,140
Preferred Stock						0	41,120		41,120
Common Stock	5,822	7,254	93,793	518,833	(106,869)	518,833	237,662	(237,662)	518,833
Retained Earnings	21,926	(5,967)	(78,615)	10,309	62,652	10,305	108,045	(108,045)	10,305
Acc Oth Comprehensive Income				(14,026)		(14,026)	(5,805)	5,805	(14,026)
Total Liab.& Stckhldr's Eq.	146,192	11,051	9,036	1,057,376	(67,640)	1,156,015	1,041,713	(386,030)	1,811,698

Exhibit A

CILCORP INVESTMENT MANAGEMENT INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2001
(Thousands of Dollars)

	CIM	CLM Consol.	CIM Ener Inv	CIM Leasing	CIM Air Leasing	Consol. Adj.	CIM Consol.
Current Assets	(961)	20		4,488		(3,376)	171
Investment in CLM	16,888					(16,888)	0
Investment in CIM ENERGY	589					(589)	0
Investment in CIM LEASING	7,123					(7,123)	0
Investment in CIM AIR LEASING	3,915					(3,915)	0
Investments & Other Property	5,400	113,506	658	11,313	15,043		145,920
Other Assets	14,864			101		(14,864)	101
Total Assets	47,818	113,526	658	15,902	15,043	(46,755)	146,192
Current Liabilities	10,265	6,449	(860)	(4,512)	(58)	(9,100)	2,184
Long-Term Debt	9,000	7,000		7,062	(4,922)	(9,140)	9,000
Deferred Credits	805	83,189	929	6,229	16,108		107,260
Common Stock	5,822	1	1	1	1	(4)	5,822
Retained Earnings	21,926	16,887	588	7,122	3,914	(28,511)	21,926
Total Liab.& Stckhldr's Eq.	47,818	113,526	658	15,902	15,043	(46,755)	146,192

Exhibit A

CILCORP LEASE MANAGEMENT INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET Page 3 of 12
DECEMBER 31, 2001
(Thousands of Dollars)

	CLM	CLM 4	CLM 10 Consol.	CLM 7 & 8	Consol. Adj.	CLM Consol.
Current Assets	10,704				(10,684)	20
Investment in CLM 4	4,807				(4,807)	0
Investment in CLM 10	14,846				(14,846)	0
Investment in CLM 7 & 8	2,142				(2,142)	0
Investments & Other Property	22,107	19,721	51,822	19,856		113,506
Other Assets	(1,736)				1,736	0
Total Assets	52,870	19,721	51,822	19,856	(30,743)	113,526
Current Liabilities	6,707	174	10,186	(186)	(10,432)	6,449
Long-Term Debt	7,000	4,863	(3,663)	(2,684)	1,484	7,000
Deferred Credits	22,276	9,877	30,453	20,583		83,189
Preferred Stock						0
Common Stock	1	1	1	2	(4)	1
Retained Earnings	16,887	4,806	14,845	2,141	(21,792)	16,887
Total Liab. & Stckhldr's Eq.	52,871	19,721	51,822	19,856	(30,744)	113,526

Exhibit A

CILCORP LEASE MANAGEMENT X INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2001
(Thousands of Dollars)

	CLM 6	CLM 10	CLM 11	Consol. Adj.	CLM 10 Consol.
Current Assets					0
Investment in CLM 6					0
Investment in CLM 11					0
Investments & Other Property	51,822				51,822
Other Assets					0
Total Assets	51,822	0	0	0	51,822
Current Liabilities	10,186				10,186
Long-Term Debt	(3,663)				(3,663)
Deferred Credits	30,453				30,453
Preferred Stock					0
Common Stock	1				1
Retained Earnings	14,845				14,845
Total Liab. & Stckhldr's Eq.	51,822	0	0	0	51,822

Exhibit A

CILCORP VENTURES INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2001
(Thousands of Dollars)

	CVI	ARDC	CESI	Consol. Adj.	CVI Consol.
Current Assets	5,085	4	8,968	(3,369)	10,688
Investment in ARDC	41			(41)	0
Investment in CESI	947			(947)	0
Investments & Other Property	299	40			339
Other Assets			24		24
Total Assets	6,372	44	8,992	(4,357)	11,051
Current Liabilities	5,238	6	8,045	(3,369)	9,920
Long-Term Debt					0
Deferred Credits	(156)				(156)
Preferred Stock					0
Common Stock	7,254	57	5,420	(5,477)	7,254
Retained Earnings	(5,963)	(19)	(4,473)	4,488	(5,967)
Total Liab. & Stckhldr's Eq.	6,373	44	8,992	(4,358)	11,051

Exhibit A

CILCORP QST INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2001
(Thousands of Dollars)

	QST Enterpr.	QST Energy	QST Energy Trading	CILCORP Infraserv.	Consol. Adj.	QST Consol.
Current Assets	2,161	569	2,948	2,147	(4,266)	3,559
Investment in QST Energy	8,476				(8,476)	0
Inv't in QST Energy Trading		(1,336)			1,336	0
Inv't in Cilcorp Infraservices	1,147				(1,147)	0
Investments & Other Property	5,477					5,477
Other Assets						0
Total Assets	17,261	(767)	2,948	2,147	(12,553)	9,036
Current Liabilities	1,430	(9,973)	4,557	999	(4,265)	(7,252)
Long-Term Debt						0
Deferred Credits	654	730	(274)			1,110
Preferred Stock						0
Common Stock	93,793	43,200	16,100	403	(59,703)	93,793
Retained Earnings	(78,615)	(34,724)	(17,436)	745	51,415	(78,615)
Total Liab. & Stckhldr's Eq.	17,262	(767)	2,947	2,147	(12,553)	9,036

Exhibit A

CILCORP INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
FOR YEAR ENDED DECEMBER 31, 2001
(Thousands of Dollars Except Per Share Amounts)

	CILCORP	CIM Consol.	CVI Consol.	QST Consol.	Consol. Adjust.	Total Nonutil	CILCO Consol.	Consol. Adj.	CILCORP Consol.
Revenue
Electric						0	391,811		391,811
Gas						0	271,434		271,434
Other Businesses	21,512	4,093	42,244	3,314	(16,358)	54,805	97,307	(487)	151,625
Total	21,512	4,093	42,244	3,314	(16,358)	54,805	760,552	(487)	814,870
Operating Expenses
Fuel for Gen. & Purch. Power	(83,947)					(83,947)	294,899		210,952
Gas Purchased for Resale			41,998			41,998	190,349		232,347
Other Oper. & Maintenance	(1,571)	145	106	2,835		1,515	119,194	(487)	120,222
Depreciation and Amort.	16,878	0	2			16,880	69,133		86,013
Taxes, Other than Inc. Taxes	216	0	13			229	39,383		39,612
Total	(68,424)	145	42,119	2,835	0	(23,325)	712,958	(487)	689,146
Fixed Charges and Other
Interest Expense	46,429	1,375	230	0	(1,748)	46,286	23,498		69,784
Pref. Stk Dividends of Sub.						0	2,159		2,159
AFUDC						0	(18)		(18)
Other						0	1,354		1,354
Total	46,429	1,375	230	0	(1,748)	46,286	26,993	0	73,279
Income Before Income Taxes	43,507	2,573	(105)	479	(14,610)	31,844	20,601	0	52,445
Income Taxes	17,384	(1,256)	(138)	190		16,180	7,920		24,100
Net Income from Cont. Oper.
Before Extraordinary Item	26,123	3,829	33	289	(14,610)	15,664	12,681	0	28,345
Income (Loss) from Operations of Discontinued Business, Net of Tax				(4,380)		(4,380)			(4,380)
Net Income Available for Common Stockholders	26,123	3,829	33	(4,091)	(14,610)	11,284	12,681	0	23,965

Exhibit A

CILCORP INVESTMENT MANAGEMENT INC. AND SUBSIDIARIES
CONSOLIDATING INCOME STATEMENT
FOR YEAR ENDED DECEMBER 31, 2001
(Thousands of Dollars)

	CIM	CLM Consol.	CIM Inv	CIM Leasing	CIM Air Leasing	Consol. Adj.	CIM Consol.
Revenue
Leveraged Lease Income		5,101		267			5,368
Interest Income	1,329					(1,329)	0
Other Income	2,322	22	165	(515)		(3,269)	(1,275)
Total Revenue	3,651	5,123	165	(248)	0	(4,598)	4,093
Expenses
Operating Expenses	117	26	2	0	0		145
Taxes, Other than Inc. Taxes		0		0			0
Interest Expense	1,375	1,228	19	423	(341)	(1,329)	1,375
Total Expenses	1,492	1,254	21	423	(341)	(1,329)	1,520
Income Before Income Taxes	2,159	3,869	144	(671)	341	(3,269)	2,573
Income Taxes	(1,670)	1,349	36	(1,106)	135		(1,256)
Net Income Including Minority Interest	3,829	2,520	108	435	206	(3,269)	3,829
Minority Interest		0					0
Net Income	3,829	2,520	108	435	206	(3,269)	3,829

Exhibit A

CILCORP LEASE MANAGEMENT INC. AND SUBSIDIARIES
CONSOLIDATING INCOME STATEMENT
FOR YEAR ENDED DECEMBER 31, 2001
(Thousands of Dollars)

	CLM	CLM 4	CLM 10 Consol.	CLM 7 & 8	Consol. Adj.	CLM Consol.
Revenue
Leveraged Lease Income		1,454	3,647			5,101
Interest Income	727				(727)	0
Other Income	2,824		22		(2,824)	22
Total Revenue	3,551	1,454	3,669	0	(3,551)	5,123
Expenses
Operating Expenses	2	4	19	1		26
Interest Expense	1,228	417	516	(206)	(727)	1,228
Total Expenses	1,230	421	535	(205)	(727)	1,254
Income Before Income Taxes	2,321	1,033	3,134	205	(2,824)	3,869
Income Taxes	(199)	406	1,062	80		1,349
Net Income Including Minority Interest	2,520	627	2,072	125	(2,824)	2,520
Minority Interest	0					0
Net Income	2,520	627	2,072	125	(2,824)	2,520

Exhibit A

CILCORP LEASE MANAGEMENT X INC. AND SUBSIDIARIES
CONSOLIDATING INCOME STATEMENT
DECEMBER 31, 2001
(Thousands of Dollars)

	CLM 6	CLM 10	CLM 11	Consol. Adj.	CLM 10 Consol.
Revenue
Leveraged Lease Income	3,647				3,647
Interest Income	22				22
Other Income	0				0
Total Revenue	3,669	0	0	0	3,669
Expenses
Operating Expenses	19				19
Interest Expense	516				516
Total Expenses	535	0	0	0	535
Income Before Income Taxes	3,134	0	0	0	3,134
Income Taxes	1,062				1,062
Net Income Including Minority Interest	2,072	0	0	0	2,072
Minority Interest	0				0
Net Income	2,072	0	0	0	2,072

Exhibit A

CILCORP VENTURES INC. AND SUBSIDIARIES
CONSOLIDATING INCOME STATEMENT
FOR YEAR ENDED DECEMBER 31, 2001
(Thousands of Dollars)

	CVI	ARDC	CESI	Consol. Adj.	CVI Consol.
Revenue
Leveraged Lease Income					0
Interest Income	230		92	(230)	92
Other Income	(85)		42,164	73	42,152
Total Revenue	145	0	42,256	(157)	42,244
Expenses
Operating Expenses	(27)		42,146		42,119
Interest Expense	230		230	(230)	230
Total Expenses	203	0	42,376	(230)	42,349
Income Before Income Taxes	(58)	0	(120)	73	(105)
Income Taxes	(91)		(47)		(138)
Net Income Including Minority Interest	33	0	(73)	73	33
Minority Interest					0
Net Income	33	0	(73)	73	33

Exhibit A

CILCORP QST INC. AND SUBSIDIARIES
CONSOLIDATING INCOME STATEMENT
FOR YEAR ENDED DECEMBER 31, 2001
(Thousands of Dollars)

	QST Enterprises	QST Energy	QST Energy Trading	CILCORP Infraservices	Consol. Adj.	QST Consol.
Revenue
Leveraged Lease Income						0
Interest Income				12	0	12
Other Income	(3,853)	(6,991)	0	3,302	10,844	3,302
Total Revenue	(3,853)	(6,991)	0	3,314	10,844	3,314
Expenses
Operating Expenses	64	53	23	2,835	(140)	2,835
Taxes, Other than Inc. Taxes						0
Interest Expense	143	285	0		(428)	0
Total Expenses	207	338	23	2,835	(568)	2,835
Income Before Income Taxes	(4,060)	(7,329)	(23)	479	11,412	479
Income Taxes	31	(2,901)	(9)	190	2,879	190
Net Income Including Minority Interest	(4,091)	(4,428)	(14)	289	8,533	289
Minority Interest	0					0
Net Income	(4,091)	(4,428)	(14)	289	8,533	289

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  Exhibit A